                                                    EX. 20


                                     [LOGO]


                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                   CONTACT:
- ---------------------                   --------

September 16, 1996                      Charlotte A. Zuschlag
                                        President and Chief Executive Officer
                                        PennFirst Bancorp, Inc.
                                        412-758-5584


                                        Ellry N. Davis
                                        President and Chief Executive Officer
                                        Troy Hill Bancorp, Inc.
                                        412-231-8238


PENNFIRST BANCORP, INC. AND TROY HILL BANCORP, INC. ANNOUNCE PLANS TO MERGE.

PennFirst Bancorp, Inc. ("PennFirst") and Troy Hill Bancorp, Inc. ("Troy Hill") jointly announced today the execution of a definitive merger agreement by which PennFirst will acquire Troy Hill, a $92.2 million thrift holding company headquartered in the Troy Hill area of Pittsburgh, Pennsylvania. Troy Hill Federal Savings Bank, a wholly owned subsidiary of Troy Hill, has two offices located in the Allegheny County communities of Troy Hill and Wexford. PennFirst is the parent holding company of ESB Bank.

Under the terms of the agreement, Troy Hill, will merge into PennFirst and Troy Hill Federal Savings Bank will continue to operate as a separate bank subsidiary of PennFirst for a minimum period of one year. Each shareholder of Troy Hill will receive $21.15 in cash or in PennFirst common stock for each share of Troy Hill common stock owned, subject to an overall requirement that 40% of the total outstanding Troy Hill common stock be exchanged for cash. In addition, PennFirst will elect a Troy Hill board member to serve as a PennFirst board member.

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Charlotte A. Zuschlag, President and Chief Executive Officer of PennFirst stated
"We are delighted that Troy Hill will be joining PennFirst. Troy Hill is a quality and profitable institution with a long tradition of serving its communities." Ms. Zuschlag also noted that "this merger will combine two community-oriented banks with similar customer service strategies and serves an area consistent with PennFirst's business and strategic growth plans. It should also allow PennFirst to further enhance shareholder value and will increase our market presence in Allegheny County."

Ellry N. Davis, President and Chief Executive Officer of Troy Hill indicated that "Troy Hill is pleased to be joining forces with such a strong institution as PennFirst. I am extremely confident that Troy Hill's shareholders, customers and employees will continue to be well served by this merger."

The total value of the acquisition is estimated to be $23.6 million and is subject to regulatory and stockholders' approval. Upon completion of the merger, anticipated to occur in the first quarter of 1997, PennFirst will have approximately $790 million in consolidated assets, $62 million in consolidated stockholders' equity and will operate 11 offices in the contiguous Pennsylvania counties of Allegheny, Lawrence, Beaver and Butler.

PennFirst is a Pennsylvania-chartered thrift holding company which has total consolidated assets of $696.5 million and total consolidated stockholders' equity of $48.5 million as of June 30, 1996. PennFirst common stock is quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System under the symbol "PWBC".